James F. Fulton, Jr.
(650) 843-5103	VIA EDGAR
fultonjf@cooley.com

December 2, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Craig Wilson

RE:	Web.com Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 8-K filed October 15, 2010
File No, 000-51595

Dear Mr. Wilson:

On behalf of our client, Web.com Group, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Commission (the “Commission”) by letter dated November 1, 2010, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2009 filed on March 5, 2010 and Form 8-K filed on October 15, 2010.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Part III (Incorporated by Reference from the Definitive Proxy Statement filed March 23, 2010)

Compensation of Executive Officers, page 31

1.
We refer to your response to prior comment 3 and are unable to concur with your analysis as to why you are not required to include compensation data for your three most highly compensated officers, other than your principal executive and financial officers pursuant to Item 402(a)(3) of Regulation S-K. We specifically note that the definition of executive officer found in Rule 3b-7 of the Exchange Act is not limited to vice presidents that operate their respective business units, divisions or functions independently of the chief executive officer. It appears from information on your website that you have an executive team of officers in charge of business units, divisions or functions for whom disclosure under Item 402(a)(3)(iii) is required. In this regard, please provide us with position descriptions and/or employment agreements for your three most highly compensated officers as determined in accordance with Instruction 1 to Item 402(a)(3) of Regulation S-K. Unless you are able to demonstrate that these persons are not considered named executive officers within the meaning of Item 402(a)(3), please amend your Form 10-K to provide the required executive compensation information for each of the years covered by Item 402 and any other required disclosures relating to executive officers.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
December 2, 2010
Page Two

The Company acknowledges the Staff’s comment.  The Company notes that while it has several individuals with titles that may suggest the Company has other “executive officers,” the Company disagrees that any such individuals actually are “executive officers” for purposes of Item 402.  While Rule 3b-7 includes in the definition of “executive officers” those officers who are in charge of a principal business unit, division or function or perform a significant policy-making function, the Company submits that none of the Company’s titled officers is in charge of any principal business unit, division or function or performs a significant policy-making function.  Further, the Company does not have any separate business units, divisions or functions; rather, the Company effectively operates as one single business unit, all under the specific determination and direction of the Chief Executive Officer.  By way of example, the Chief Executive Officer directs such matters as wages for hourly employees, the design of the Company’s call centers and other matters that, in other organizations, would be determined by other executive officers.  Recognizing that this is an unusual and possibly surprising structure, it is in fact how the Company operates currently.

The Company further notes that, in preparing its filings, the Company re-evaluates its determination of which officers satisfy the definition of “executive officer” set forth in Rule 3b-7 and Regulation S-K and directs the Staff to review earlier filings by the Company, in which additional executive officers were listed.  In the years where the Company listed additional executive officers, the Company’s determination, based upon the business judgment of the Board of Directors, was that those individuals met the standard of an “executive officer” under the applicable rules.  For 2009, the Company did not, and does not, believe any such individuals met that standard.

Even if the Staff is unable to concur with the Company that the Company does not have any “named executive officers” for 2009 other than the Chief Executive Officer and the Chief Financial Officer, the Company respectfully requests that, notwithstanding this difference of opinion, the Staff not require an amendment of the Company’s prior filings in light of the fact that none of the information that would be included would be relevant to an investor at this point in time.  Significantly, several of the individuals who would have been listed are no longer with the Company and substantial portions of their pay were actually severance payments.  Additionally, the Company is undergoing a major overhaul of its internal organizational structure, utilizing a consultant, to establish an organization that has somewhat more decentralized decision-making and policy-making functions.

In light of the Company’s ongoing efforts to reevaluate its organizational structure and the Staff’s continued concerns on this issue, the Board of Directors will again reexamine the issue of whether or not various vice presidents constitute executive officers at an upcoming meeting, and prior to the Company’s filing of Form 10-K for the Year ended December 31, 2010.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
December 2, 2010
Page Three

Part IV

Item 15. Exhibits, Financial Statement Schedules

Note 8 - Restructuring Costs and Other Reserves, page 54

2.
We note that your response to prior comment 4 characterizes the $466,000 of sales commission liabilities as an estimated reserve “for unasserted claims for disputed sales commissions.” Describe how the statute of limitations provision applies to these claims given that they were unasserted. In this regard, clarify whether the original liability was based upon an actual third party claim. Additionally, please address how you concluded that you were “legally released from being the primary obligor, either judicially or by the creditor,” as described in ASC 405-20-40-1.b.

The Company acknowledges the Staff’s comment and notes that the Company may have inadvertently caused some confusion in its prior response by referring to these liabilities as “unasserted claims.”  These liabilities were not for estimated claims but rather were actual amounts owed pursuant to the contracts with certain telemarketing firms. These were sales commission liabilities that were accrued in connection with the Company’s 2007 acquisition of Web.com, Inc. (“Web.com”) and its subsidiary WebSource Media, LP (“WSM”).  Specifically, in connection with the Company’s acquisition of Web.com, it assumed the liability for sales commissions related to telemarketing services performed by these firms.

Prior to the Company’s acquisition of Web.com, these telemarketing firms performed services for WebSource Media.  WebSource Media had historically been billed and remitted payment on a monthly basis for such services.   However, the Federal Trade Commission (“FTC”) claimed that certain telemarketing practices of WebSource Media (which involved these third party telemarketing firms) were not in accordance with FTC regulations.  Subsequently, WebSource Media entered into an agreement with the FTC to settle these claims.  WSM disputed the amount of sales commissions earned by the telemarketing firms as a result of the FTC allegations. However, at the time the Company acquired Web.com in 2007, Web.com had recorded an estimate of its liability for these sales commissions.  In its purchase accounting review, the Company believed that it was probable that WSM would be required to pay these telemarketing firms and, as such, recorded an accrual for $666 thousand in purchase accounting.  WSM subsequently entered into an agreement to settle this disputed sales commissions with one of the telemarketing firms for $200 thousand.

Given FTC allegations noted above involving the remaining telemarketing firms, WSM ceased paying the telemarketing firms’ bills which triggered the statute of limitations.  The Company believes these telemarketing firms are barred from bringing an action to collect the disputed sales commissions given that i) such telemarketing firms chose not to attempt to collect and ii) the statute of limitations has expired.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
December 2, 2010
Page Four

Form 8-K filed October 15, 2010

Exhibit 99.2 – Unaudited pro forma condensed consolidated combined financial information of the Company and subsidiaries and Register.com LP

3.
We note that you included a pro forma balance sheet as of July 29, 2010 and a pro forma statement of operations for the “period ended July 29, 2010.” Please tell us how your pro forma presentation complies with the requirements in Rule 11-02(c) of Regulation S-X. Pro forma presentations should be as of the end of Web.com Group, Inc.’s latest required balance sheet, June 30, 2010.

The Company acknowledges the Staff’s comment and will amend the Form 8-K/A filed on October 15, 2010 to include the balance sheet as of June 30, 2010 and the statement of operations for the six months ended June 30, 2010.

Unaudited Pro Forma Combined Condensed Balance Sheet

4.
It is not clear from Note 3 – Pro Forma Balance Sheet Adjustment (h) where the source of cash used was obtained to pay down Register.com LP’s long-term debt and related accrued interest, settled at the closing of the merger. In this regard, provide us with an analysis of the cash effects related to the transactions that includes gross amounts of debt borrowed and debt paid down and how those effects are presented in the cash and cash equivalents line item in the pro forma balance sheet.

The Company acknowledges the Staff’s comment.  The acquisition was financed with $110 million of newly issued bank debt, approximately $20 million of cash and a $5 million seller note.  In addition, the Company received approximately $12.3 million of cash and cash equivalents from Register.com LP’s bank account balances which was to be used to satisfy existing Register.com LP obligations, of which $3.2 million was paid subsequent to the closing of the acquisition in October 2010.

The following table summarizes the pro forma impact on the Company’s cash and cash equivalents used to complete the acquisition of Register.com LP.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
December 2, 2010
Page Five

Pro Forma Impact on Cash and Cash Equivalents		Amounts in thousands of dollars
Term loan and revolving credit facility		$110,000
Financing fees related to term loan and credit facility (above)		(5,162)
Pay off Register.com LP Bank Debt		(105,209)
Pay off Register.com LP Accrued Interest		(212)
Payments to sellers and for seller-related obligations		(33,648)
Pro Forma Impact on Cash and Cash Equivalents	(1)	$(34,231)

(1) Agrees to the pro forma adjustment column in the unaudited pro forma condensed consolidated balance sheet as of June 30, 2010 in the draft Form 8-K/A.

5.
It is not clear from Note 3 – Adjustment (k) what the disclosure is conveying when you note that $5 million of cash was not consolidated by Register.com Investments Cooperatie U.A. Explain further this adjustment and the need for it in view of the relationship between Register.com LP, the parent company of Register.com Cooperatie U.A.

The Company acknowledges the Staff’s comment.  The Company acquired the partnership interests of Register.com LP on July 29, 2010.  Register.com Investments Cooperatie U.A. is a wholly owned subsidiary of Register.com LP.  The disclosure was intended to reconcile the fact that the audited financial statements included in Exhibit 99.1 were of Register.com Investments Cooperatie U.A. and the entity acquired by the Company was Register.com LP.  The only assets of Register.com LP as of July 29, 2010 consisted of a cash account with a balance of $5 million and its 100% interest in Register.com Investments Cooperatie U.A.  Register.com LP had no other assets or liabilities at the acquisition date, nor were there any other subsidiaries owned by Register.com LP and acquired by the Company.  The Company will add disclosure of this matter in the notes (Note 1 Basis of Presentation) to the unaudited pro forma combined condensed financial statements in the amended Form 8-K/A filing.

Unaudited Pro Forma Combined Condensed Statement of Operations – Period Ended July 31, 2010 and Year Ended December 31, 2009

6.
As described in Note 2 – Pro Forma Income Statement Adjustment (3), it appears that you have reflected an adjustment to include transaction expenses incurred during the interim period ended July 29, 2010 related to this acquisition in your pro forma Statement of Operations for the year ended December 31, 2009. Explain how these costs were or were not recognized in the interim period ended July 29, 2010. Please tell us how this presentation complies with the “continuing impact” notion described in Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment.  The Company will exclude the acquisition-related transaction costs in the Statement of Operations for the year ended December 31, 2009 and the six months ended June 30, 2010 in the amended Form 8-K/A filing.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
December 2, 2010
Page Six

7.	Please explain the basis for Note 2 – Adjustment (4) which eliminates the management fee payable and explain how this adjustment complies with Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment.  The Company will not adjust for the management fees in the amended Form 8-K/A filing.

8.
Please explain the basis, assumptions and supporting computations for Note 2 – Adjustment (7) and Note 3 – Adjustment (b) which reflect the fair market value write-down of Register.com LP’s deferred revenue and the related reduction of prepaid costs. Explain how these adjustments comply with Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment.   Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations, requires the Company to record the assets and liabilities of Register.com LP acquired at fair market value.  Accordingly, the Company determined the fair value of the deferred revenue and prepaid registry fees as of the acquisition date.  As of October 15, 2010, the required filing date of the Form 8-K/A, the Company was in the process of preparing its preliminary purchase price allocation.  As a result, the Form 8-K/A filed included the then-current estimates of the fair values of Register.com LP’s deferred revenue and prepaid registry fees.  After filing the Form 8-K/A and in connection with the filing of its Form 10-Q for the quarter ended September 30, 2010, the Company continued to refine the computations and the assumptions underlying the determination of the fair value of deferred revenue and prepaid domain costs.

The fair value of deferred revenue, relating to the contractual performance obligation assumed, was determined by estimating the future costs associated with the customer support services and domain name registration fees to be incurred over the remaining life of the customer contracts underlying the deferred revenue balance at the acquisition date plus a normal profit margin.  The normal profit margin considered the historical profit margins of Register.com and excluded any profit related to selling or other efforts completed prior to the acquisition date.  The prepaid registry fees were calculated by estimating the monthly cost of registering a domain name multiplied by the number of months of services that were prepaid by each customer at the acquisition date.  The resulting fair value calculations of deferred revenue and prepaid registry fees were lower than the historical cost basis recorded by Register.com LP by approximately 49% and 1%, respectively.

The Company believes that the pro forma adjustments made to record deferred revenue and prepaid registry fees at their fair value at the acquisition date are directly attributable to the acquisition and factually supportable.  Subsequent statements of operations will be impacted for approximately 10 years, which represents the remaining amortizable life of the deferred revenue and prepaid registry fees at the acquisition date.  As such, the Company believes the pro forma adjustments reflect transactions that will have a continuing impact on the Company.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
December 2, 2010
Page Seven

9.
We note that you have presented basic and diluted pro forma net income per common share for the year ended December 31, 2009 and the period ended July 29, 2010. Please tell us how you complied with the requirement in Rule 11-02(b)(7) to also present the number of shares used to compute such per share data.

The Company acknowledges the Staff’s comment.  The Company inadvertently omitted the presentation of the number of shares used to calculate basic and diluted net income per common share on the face of the Statement of Operations for the year ended December 31, 2009 and the period ended July 29, 2010.  The Company will reflect the number of shares used to calculate basic and diluted net income per common share in an amended Form 8-K/A to be filed with the SEC.

* * * * *

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Sincerely,

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

(Amendment No. 2)

CURRENT REPORT
 Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 30, 2010

Web.com Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-51595	94-3327894
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

12808 Gran Bay Parkway West, Jacksonville, FL	32258
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code): (904) 680-6600

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions ( see  General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

On October 15, 2010, Web.com Group, Inc. (“the Company) filed a Form 8-K/A to present historical audited financial statements of Register.com LP and unaudited pro forma combined condensed financial statements of the Company and Register.com LP.  This amendment to the  October 15, 2010 Form 8-K/A is being filed to present the unaudited pro forma condensed consolidated combined financial information of the Company and subsidiaries and Register.com LP, as of June 30, 2010 and for the six months ended June 30, 2010.  In addition, changes in the purchase price adjustments that were determined subsequent to the original Form 8-K/A filing have also been incorporated into the unaudited pro forma condensed consolidated combined financial statements as of June 30, 2010, and for the year and period ended December 31, 2009 and June 30, 2010, respectfully.

Item 2.01 Completion of Acquisition or Disposition of Assets

     On July 30, 2010, Web.com Group, Inc. completed its acquisition (the “Acquisition”) of Register.com (Cayman) LP, a Cayman limited partnership (“Register.com LP”), a provider of global domain name registration and complementary website design and management services; pursuant to the Purchase Agreement among Web.com Group, Inc., Register.com GP (Cayman) Ltd, each seller named therein and Register.com (Cayman) Limited Partnership, dated June 17, 2010. The interests in Register.com LP were purchased from (i) Register.com GP (Cayman) Ltd., an exempted company incorporated under the laws of the Cayman Islands, and (ii) the limited partners of Register.com LP. Consideration for the acquisition of the limited partnership interests was approximately $135 million financed with a $95 million term loan and a $15 million revolving credit facility, approximately $20 million in cash and a $5 million seller note.

     On August 5, 2010, the Company filed a Current Report on Form 8-K announcing the completion of the Acquisition (the “Original 8-K”). This Current Report on Form 8-K/A is filed as an amendment to the Original 8-K solely to include the financial information described in Item 9.01 below that was previously omitted from the Original 8-K in accordance with Item 9.01(a) and Item 9.01(b) of Form 8-K.

Item 9.01 Financial Statements and Exhibits

(a)           Financial Statements of Business Acquired.

     The audited consolidated financial statements of Register.com Investment Cooperatie U.A. and subsidiaries as of and for the years ended December 31, 2009, 2008 and 2007 and the unaudited interim consolidated financial statements of Register.com Investment Cooperatie U.A. and subsidiaries as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 are filed as Exhibit 99.1 hereto and incorporated herein by reference.

(b)           Pro Forma Financial Information.

     The unaudited pro forma condensed combined financial information with respect to the transaction described in Item 2.01 is filed as Exhibit 99.2 hereto and incorporated herein by reference.

(d)           Exhibits.

Exhibit No.	Description

23.1	Consent of Amper, Politziner & Mattia, LLP, Independent Registered Public Accounting Firm as of and for the years ended December 31, 2009 and 2008 (1)
23.2	Consent of Amper, Politziner & Mattia, LLP, Independent Registered Public Accounting Firm as of and for the years ended December 31, 2008 and 2007 (1)
99.1
Audited consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007 and unaudited interim consolidated financial statements as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 of Register.com Investment Cooperatie U.A. and subsidiaries (1)

99.2	Unaudited pro forma condensed consolidated combined financial information of the Company and subsidiaries and Register.com LP
(1) Filed as an exhibit to the Registrant’s current report on Form 8-K/A (000-51595), filed with the SEC on October 15, 2010, and incorporated herein by reference

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Web.com Group, Inc. (Registrant)
/s/ Matthew P. McClure
Matthew P. McClure, Secretary

Date: December 2, 2010

Exhibit Index

Exhibit No.	Description

23.1	Consent of Amper, Politziner & Mattia, LLP, Independent Registered Public Accounting Firm as of and for the years ended December 31, 2009 and 2008 (1)
23.2	Consent of Amper, Politziner & Mattia, LLP, Independent Registered Public Accounting Firm as of and for the years ended December 31, 2008 and 2007 (1)
99.1
Audited consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007 and unaudited interim consolidated financial statements as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 of Register.com Investment Cooperatie U.A. and subsidiaries (1)

99.2	Unaudited pro forma condensed consolidated combined financial information of the Company and subsidiaries and Register.com LP
(1) Filed as an exhibit to the Registrant’s current report on Form 8-K/A (000-51595), filed with the SEC on October 15, 2010, and incorporated herein by reference

Exhibit 99.2

 UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF WEB.COM GROUP, INC. AND REGISTER.COM LP

The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the acquisition of the partnership interests in Register.com (Cayman) LP; a Cayman limited partnership (“Register.com LP”) by Web.com Group, Inc. (“Web.com”). These unaudited pro forma combined condensed financial statements are derived from the historical consolidated financial statements of Web.com and Register.com LP.  These financial statements have been adjusted as described in the notes to the unaudited pro forma combined condensed financial statements.

The unaudited pro forma combined condensed balance sheet combines the historical consolidated balance sheets of Web.com and Register.com LP as of the close of business on June 30, 2010, and includes adjustments to reflect the transactions that are directly attributable to the acquisition, factually supportable and expected to have a continuing impact on the combined results.  In addition, the unaudited pro forma combined condensed statements of operations combine the historical consolidated statements of operations of Web.com and Register.com LP and have also been adjusted to give effect to pro forma events that are directly attributable to the acquisition, factually supportable and expected to have a continuing impact on the combined results.  The unaudited pro forma combined condensed statements of operations have been prepared assuming the acquisition occurred on January 1, 2009.

We have prepared the unaudited pro forma combined condensed financial statements based on available information using assumptions that we believe are reasonable.  These financial statements are being provided for informational purposes only and do not claim to represent our actual financial position or results of operations had the acquisition occurred on that date specified nor do they project our results of operations or financial position for any future period or date.  In addition, the pro forma financial statements do not account for the cost of any restructuring activities or synergies resulting from the acquisition.

The unaudited pro forma combined condensed financial statements were prepared using the acquisition method of accounting as outlined in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805 with Web.com considered the acquiring company.  Based on the acquisition method of accounting, the consideration paid to Register.com LP’s partners is allocated to Register.com LP’s assets and liabilities based on their fair value as of the date of the completion of the acquisition.  Web.com has been advised by independent valuation experts on the estimated value of certain intangible assets acquired from Register.com LP.  The remaining amount of the purchase price allocation is recorded as goodwill.  The purchase price allocation and valuation is preliminary and subject to final adjustments.

As discussed above, Web.com acquired the partnership interests in Register.com LP on July 30, 2010.   The audited financial statements of Register.com Investments Cooperatie U.A., a wholly owned subsidiary of Register.com LP were included in Exhibit 99.1 in the Form 8-K/A, previously filed on October 15, 2010, and incorporated herein by reference.  The assets of Register.com LP consisted only of one bank account with a balance of $5 million and its 100% interest in Register.com Investments Cooperatie U.A. at the acquisition date.  Register.com LP had no other assets or liabilities, nor were there other subsidiaries that were acquired.

Unaudited Pro Forma Combined Condensed Balance Sheet
as of June 30, 2010
(in thousands of dollars)

	Historical	Historical	Pro forma		Pro forma
	Web.com	Register.com LP	Adjustments		Combined
Current Assets:
Cash and cash equivalents	$42,809	$12,269	$(34,231)	a	$20,847
Accounts receivable, net of allowance for doubtful accounts	3,435	2,635	-		6,070
Prepaid expenses and other current assets	1,977	14,771	-		16,748
Restricted investments	546	-	-		546
Due from equity owners	-	1,354	(1,354)	l	-
Other current assets	90	3,303	-		3,393
Deferred taxes, current	961	16,175	(16,175)	k	961
Total current assets	49,818	50,507	(51,760)		48,565

Restricted investments	928	-	-		928
Prepaid domains	-	13,098	(333)	b	12,765
Property and equipment, net	6,895	4,373	-		11,268
Goodwill	12,881	63,285	(63,285)	c	128,457
			115,576	d
Intangible assets, net	49,262	8,998	(8,998)	c	114,442
			65,180	d
Other assets	110	2,692	(2,677)	e	5,287
			5,162	j
Total assets	$119,894	$142,953	$58,865		$321,712

Current liabilities:
Accounts payable and accrued expenses	$1,182	$101	$-		$1,283
Accrued expenses	6,228	8,584	5,045	f	19,857
Current portion of long-term debt and capital lease obligations	160	6,000	(6,000)	h	7,285
			7,125	g
Deferred revenue	5,762	48,226	(23,679)	b	30,309
Deferred tax liability	-	9,615	(1,566)	k	8,049
Other liabilities	192	(1,557)	(212)	h	(1,577)
Total current liabilities	13,524	70,969	(19,287)		65,206

Accrued rent expense	758	-	-		758
Long-term debt and capital lease obligations	133	99,209	(99,209)	h	108,008
			107,875	g
Deferred revenue	139	41,082	(20,171)	b	21,050
Deferred taxes	1,429	-	20,709	k	22,138
Other long-term liabilities	408	641	-		1,049
Total liabilities	16,391	211,901	(10,083)		218,209

Total Stockholder' equity
Common stock	27	-	-		27
Additional paid in capital	261,557	-	-		261,557
Treasury stock	(4,239)	-	-		(4,239)
Accumulated deficit	(153,842)	(68,948)	68,948	i	(153,842)

Total stockholders' equity	103,503	(68,948)	68,948		103,503

Total liabilities and stockholders' equity	$119,894	$142,953	$58,865		$321,712

Unaudited Pro Forma Combined Condensed Statement of Operations
Period ended June 30, 2010
(In thousands of dollars)

	Historical	Historical	Pro forma		Pro forma
	Web.com	Register.com LP	Adjustments		Combined

Revenue	$49,906	$42,165	$(9,328)	(6)	$86,154
			(1,191)	(7)
			4,602	(8)

Cost of revenue (exclusive of depreciation and amortization shown below)	20,649	15,514	(1,191)	(7)	34,936
			(3,055)	(6)
			3,019	(8)

Sales & marketing	10,731	10,687	-		21,418
Research & development	4,496	3,668	-		8,164
General & administrative	9,401	4,932	(909)	(3)	13,424
Depreciation and amortization	6,593	1,611	2,893	(1)	9,486
			(1,611)	(2)
Total cost and operating expenses	51,870	36,412	(854)		87,428

Income (loss) from operations	(1,964)	5,753	(5,063)		(1,274)

Interest, net	98	(2,703)	2,703	(4)	(3,293)
			(3,391)	(5)
Other income (expense), net	-	(337)	-		(337)
	98	(3,040)	(688)		(3,630)

Income (loss) from operations before income taxes	(1,866)	2,713	(5,751)		(4,904)

(Provision) benefit for income tax	(687)	(211)	498	(9)	(400)

Income (loss) from continuing operations	(2,553)	2,502	(5,253)		(5,304)
Discontinued operations:
Income (loss) from discontinued operations, net of tax	(9)	-	-		(9)
Gain on sale of discontinued operations, net of tax	125	-	-		125
Net income (loss)	$(2,437)	$2,502	$(5,253)		$(5,188)

Basic earnings per share:
Income (loss) from continuing operations' per common share	$(0.10)	N/A	N/A		$(0.20)
Income (loss) from discontinued operations per common share	$-	N/A	N/A		$-
Net income (loss) per common share	$(0.10)	N/A	N/A		$(0.20)
Diluted earnings per share:
Income (loss) from continuing operations per common share	$(0.10)	N/A	N/A		$(0.20)
Income (loss) from discontinued operations per common share	$-	N/A	N/A		$-
Net income (loss) per common share	$(0.10)	N/A	N/A		$(0.20)

Basic weighted average common shares outstanding	25,433	N/A	N/A		25,433
Diluted weighted average common shares outstanding	25,433	N/A	N/A		25,433

Unaudited Pro Forma Combined Condensed Statement of Operations
Year ended December 31, 2009
(In thousands of dollars)

	Historical	Historical	Pro forma		Pro forma
	Web.com	Register.com LP	Adjustments		Combined

Revenue	$106,489	$85,713	$(45,407)	(6)	$167,220
			(1,979)	(7)
			22,404	(8)

Cost of revenue (exclusive of depreciation and amortization shown below)	40,392	30,804	(1,979)	(7)	69,041
			(14,871)	(6)
			14,695	(8)

Sales & marketing	23,338	17,996	-		41,334
Research & development	8,477	7,419	-		15,896
General & administrative	21,080	9,209	-		30,289
Depreciation and amortization	13,295	3,223	(3,223)	(2)	19,081
			5,786	(1)
Total cost and operating expenses	106,582	68,651	408		175,641

Income (loss) from operations	(93)	17,062	(25,390)		(8,421)

Other income (expense), net	-	(381)	-		(381)
Interest, net	233	(6,700)	(6,782)	(5)	(6,549)
			6,700	(4)

Income (loss) from operations before income taxes	140	9,981	(25,472)		(15,351)

(Provision) benefit for income tax	1,429	(3,980)	1,772	(9)	(779)

Income (loss) from continuing operations	$1,569	$6,001	$(23,700)		$(16,130)
Discontinued operations:
Income (loss) from discontinued operations, net of tax	232	-	-		232
Gain on sale of discontinued operations, net of tax	808	-	-		808
Net income (loss)	$2,609	$6,001	$(23,700)		$(15,090)
Basic earnings per share:
Income (loss) from continuing operations per common share	$0.06	N/A	N/A		$(0.64)
Income (loss) from discontinued operations per common share	$0.04	N/A	N/A		$0.04
Net income (loss) per common share	$0.10	N/A	N/A		$(0.60)
Diluted earnings per share:
Income (loss) from continuing operations per common share	$0.06	N/A	N/A		$(0.64)
Income (loss) from discontinued operations per common share	$0.04	N/A	N/A		$0.04
Net income (loss) per common share	$0.10	N/A	N/A		$(0.60)

Basic weighted average common shares outstanding	25,312	N/A	N/A		25,312
Diluted weighted average common shares outstanding	26,985	N/A	N/A		25,312

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Note 1.  Basis of Presentation

On July 30, 2010, Web.com Group, Inc. (“Web.com”) completed its acquisition (the “Acquisition”) of Register.com (Cayman) LP, a Cayman limited partnership (“Register.com LP”), a provider of global domain name registration and complementary website design and management services pursuant to that certain Purchase Agreement among Web.com, Register.com GP (Cayman) Ltd, each seller named therein and Register.com LP, dated June 17, 2010 (the “Purchase Agreement”). The interests in Register.com LP were purchased from (i) Register.com GP (Cayman) Ltd., an exempted company incorporated under the laws of the Cayman Islands, and (ii) the limited partners of Register.com LP. Consideration for the acquisition of the limited partnership interests was approximately $135 million financed with a $95 million term loan and a $15 million revolving credit facility,  approximately $20 million in cash and a $5 million seller note.

Web.com acquired the partnership interests in Register.com LP on July 30, 2010.   However, the audited financial statements of Register.com Investments Cooperatie U.A., a wholly owned subsidiary of Register.com LP are included in Exhibit 99.1, in the Form 8-K/A previously filed on October 15, 2010, and incorporated herein by reference.  The assets of Register.com LP consisted only of one bank account with a balance of $5 million and its 100% interest in Register.com Investments Cooperatie U.A. at the acquisition date.  Register.com LP had no other assets or liabilities, nor were there other subsidiaries that were acquired.

The accompanying unaudited pro forma combined condensed financial statements present the results of operations and financial position of Web.com and Register.com LP based on the historical financial information of each company and include adjustments to reflect the transactions that are directly attributable to the acquisition, factually supportable and expected to have a continuing impact on the combined results.  In addition, the unaudited pro forma combined condensed balance sheet has been prepared assuming the acquisition occurred as of the close of business on June 30, 2010.  The unaudited pro forma combined condensed statements of operations have been prepared assuming the acquisition occurred on January 1, 2009.

The unaudited pro forma combined condensed financial statements are based on estimates and assumptions, which have been made solely for purposes of developing such pro forma information.  The estimated pro forma adjustments arising from the acquisition are derived from the estimated purchase price and estimated fair value of the assets acquired and liabilities included in the preliminary purchase price allocation.

The acquisition is accounted for under the acquisition method as outlined in ASC 805.  Under this method, the purchase price is allocated to the fair value of tangible and intangible assets acquired and the fair value of liabilities assumed.  The remaining amount of unallocated purchase price is recorded as goodwill.  Web.com has been advised by independent valuation experts on the estimated fair value of certain intangible assets.  The purchase price valuation is preliminary and subject to final adjustments.

The preliminary purchase price allocation as of the close of business on June 30, 2010 is as follows (in thousands of dollars):

Goodwill	$115,576
Trade Names	15,890
Developed Technology	28,720
Customer Relationships	20,570
Net assets (liabilities) acquired	(45,756)

Total preliminary purchase price allocation	$135,000

Note 2.  Pro Forma Income Statement Adjustments

The following pro forma adjustments have been recorded in the combined condensed statement of operations for the six months ended June 30, 2010 and the year ended December 31, 2009:

(1)
The following table includes Web.com’s amortization expense by category on a straight-line basis related to the estimated identifiable intangible assets resulting from this transaction for the year ended December 31, 2009 and the six months ended June 30, 2010:

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

	December 31, 2009	June 30, 2010	Useful life at Acquisition Date
	(in thousands)		(in years)
Amortization of:
Trade Names	$-	$-	Indefinite
Customer Relationships-Partners	115	58	16
Customer Relationships-Retail	2,081	1,040	9
Technology	3,590	1,795	8
Total amortization expense	$5,786	$2,893

(2)
To eliminate amortization expense from Register.com LP’s historical cost basis of its intangible assets.  Web.com recorded the intangible assets at the fair value as of the acquisition date as part of the purchase accounting;

(3)	This adjustment eliminates the one-time acquisition-related transaction costs incurred through June 30, 2010. These primarily included legal and consulting fees;

(4)	To eliminate the interest expense and deferred financing amortization expense from Register.com LP as this debt was paid in full at the closing of the acquisition;

(5)
To record Web.com’s interest expense and deferred financing fee amortization resulting from the $95 million term loan, the $15 million revolving credit facility and the $5 million note to Register.com LP, all issued to finance the acquisition;

(6)	To reverse the revenue and domain registration cost of sales recognized using Register.com LP’s historical basis for the year and six months ended December 31, 2009 and June 30, 2010, respectively;

(7)
This adjustment eliminates intercompany revenue and cost of revenue between Register.com LP and Web.com of approximately $1.2 million and $2.0 million for the periods ended June 30, 2010 and the year ended December 31, 2010, respectfully;

(8)
As required by ASC 805, Business Combinations, Web.com recorded deferred revenue and prepaid registry fees at fair value as of the acquisition date (see footnote (b) below for additional information).  This adjustment reflects the revenue and cost of sales that would have been amortized by Web.com using the deferred revenue and prepaid registry costs estimated at fair value under purchase price accounting; and

(9)	To record income tax expense (benefit) using the estimated effective tax rate of the post-acquisition, combined Web.com entity.

Note 3.  Pro Forma Balance Sheet Adjustments

The following adjustments have been made to the unaudited pro forma combined condensed balance sheet as of June 30, 2010 to reflect the acquisition-related transactions:

(a)
To record $20.0 million of cash paid as part of the purchase price paid for Register.com LP’s net assets.  This adjustment also reflects cash paid to settle the $9.0 million of liabilities (not acquired by Web.com) that were paid by Web.com on behalf of Register.com LP utilizing Register.com LP’s cash and cash equivalents on hand at the acquisition date.  In addition, the adjustment reflects the $5.2 million of cash costs for financing fees related to the issuance of $110 million of bank debt (also see adjustment (j) below);

(b)
 To adjust the deferred revenue and prepaid registry fees to fair market value as required by ASC 805.  The fair value of deferred revenue was determined by estimating the future costs for customer service and domain registration fees that will be incurred over the remaining life of the deferred revenue contract, plus a normal profit margin to fulfill the related contractual obligations.  The fair value of prepaid registry fees was calculated by  estimating the monthly cost of registering a domain name multiplied by the number of months of services that have been prepaid by each customer at the acquisition date;

(c)	To eliminate Register.com LP’s historical goodwill and intangible assets;

(d)	To record Web.com’s goodwill and intangible assets arising from the acquisition of Register.com LP;

(e)	To eliminate Register’s deferred financing fees and a joint venture investment not acquired;

(f)	This adjustment records employment-related liabilities incurred as a result of the acquisition;

(g)
To record the current and long-term portion of the $110 million bank notes and the $5 million note due to the seller that Web.com issued to finance the acquisition.  The current portion plus the long term portion totals $115 million of

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

acquisition-related financing;

(h)
To eliminate Register.com LP’s current and long-term debt and related accrued interest that was settled at the closing of the acquisition.  Web.com used the proceeds from the bank debt discussed in note (g) above to pay off Register.com LP’s debt;

(i)	To eliminate Register.com LP’s historical partner deficit;

(j)	To record Web.com’s $5.2 million deferred financing fees related to the $110 million of bank notes;

(k)
To adjust the deferred tax assets and liabilities to reflect the appropriate balances of the combined entity.  This entry reduced the existing Register.com LP deferred tax asset by $16.2 million and decreased the deferred tax liability by approximately $3.6 million.  In addition, a deferred tax liability of $22.7 million was recorded based on the purchase price allocated to the assets and liabilities acquired, of which $20.7 million was reflected as non-current; and

(l)	To eliminate the due from affiliates balance that represented a receivable from Register.com LP’s equity partners.

Note 4.  Pro Forma Net Income (Loss) per Share

The pro forma basic and diluted net income (loss) per share are based on the weighted average Web.com shares used in computing basic and diluted net income (loss) as calculated for the year ended December 31, 2009 and the period ended June 30, 2010.

 Note 5.  Reclassifications

Certain reclassifications have been made to the historical financial statements of Register.com LP to conform to Web.com’s presentation.